June 21, 2018

VIA EDGAR AND COURIER
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3030
Washington, D.C. 20549-6010

Attention:	Amanda Ravitz
Caleb French
Michael Fay
Gary Todd

Re:	Establishment Labs Holdings Inc.
Draft Registration Statement on Form S-1
Submitted May 10, 2018
CIK No. 0001688757
Dear Ms. Ravitz:
This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 6, 2018, to Juan Jose Chacon Quiros, Chief Executive Officer of Establishment Labs Holdings Inc. (the “Company”) regarding the revised confidential Draft Registration Statement on Form S-1, CIK No. 0001688757, submitted by the Company on May 10, 2018 (the “Registration Statement”).
Simultaneously with the filing of this letter, the Company is filing a revised Registration Statement on Form S-1 (the “June Submission”), responding to the Staff’s comments and updating the Registration Statement. This letter sets forth the comments of the Staff in the comment letter (bold, italicized and numbered in accordance with the comment letter) and, following the comment, sets forth the Company’s response. We are enclosing a copy of the June Submission, together with a copy that is marked to show the changes from the Registration Statement. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on May 10, 2018), all page references herein correspond to pages in the June Submission, as applicable.

Business Overview, page 1

1.
Where you choose to highlight your post-market surveillance data, ensure your disclosure indicates this data is not in relation to an FDA PMA. Also, clarify what “prospective post-market surveillance,” as disclosed on page 3, entails and how it is different from the trial disclosed in the last two paragraphs on page 4.

The Company has revised the disclosure on page 1 and other locations in the Registration Statement where similar statements were made to indicate that the post-market surveillance data was not generated in connection with an FDA PMA approval study and was self-collected rather than collected at mandatory follow-ups. The Company has also revised the statement on page 3 to eliminate the reference to “prospective.”

2.
When you compare your post-surveillance data with your competitors’ data, revise to briefly describe the differences between the requirements in your competitors’ cited FDA PMA studies and the studies conducted regarding your products.

The Company has revised the disclosure to indicate that the post-market surveillance data was not generated in connection with an FDA PMA approval study and was self-collected rather than collected at mandatory follow-ups. The Company further respectfully advises the Staff that the Company has supplementally described the differences between its competitors’ cited FDA PMA studies and the studies conducted regarding its products in the Section “Our Clinical Data” beginning on page 84.
Traditional Breast Implants and Their Limitations, page 2

3.
Revise your disclosure at the top of page 3 to disclose when your competitors’ data was released and the periods covered by that data. Also, tell us whether there is more current data available; if so, provide us your analysis of whether that more current data should be disclosed.

The Company has revised the disclosure on pages 2 and 3 and other locations in the Registration Statement where similar statements were made to disclose the dates that the Company’s competitors’ data was released and the periods covered by that data. The Company respectfully advises the Staff that there is no more current published FDA PMA data available for the Company’s competitors.

Third-Party Retrospective Data, page 4

4.
Tell us whether you commissioned this study for use in connection with this registration statement. If so, please file the consent of the study’s authors. Refer to Rule 436(a) of the Securities Act of 1933. Also, given exhibit 10.20, tell us about any material relationship between you and the study’s author. If there is a material relationship, revise your disclosure to discuss this relationship.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it did not commission the study and that it was an independent academic study conducted and published by Dr. Sforza and his institution. The Company also respectfully advises the Staff that Dr. Sforza serves as the coordinator of the Company’s medical advisory board and receives a monthly payment of at least $10,000, and up to $15,000 depending on the amount of time dedicated to Company activities, under a consulting agreement with the Company. Dr. Sforza also received an option grant in September 2016 for 36,953 Class A Ordinary Shares and a restricted share grant in April 2018 for 68,233 Class A Ordinary Shares. The Company has revised the disclosure on page 4 to provide the forgoing additional detail relating to the relationship between the Company and Dr. Sforza.
Motiva Implants, page 5

5.
We note the disclosure in the first bullet point on page 6 regarding RFID technology and your MotivaImagine app. Revise to clarify the functionality of the disclosed app and ensure that this reconciles with your disclosure on page 78 suggesting that personal information is not associated with the RFID system. Also, provide us your analysis of whether this system exposes you to any material risks posed by cybersecurity issues or patient data privacy concerns.

The Company has revised the disclosure on page 6 to clarify the functionality of the RFID microtransponder. The Company respectfully advises the Staff that the RFID microtransponder is only capable of disclosing a unique 15 digit identification number for the product. The RFID microtransponder does not store or process patient personal information or any other type of data. The patient may supply personal data by creating an account through the MotivaIimagine app, or through the Company’s website, and such data is stored and protected according to industry-standard cybersecurity measures and is housed by a specialized third-party data service provider. The Company has revised the disclosure on page 81 to provide the forgoing additional detail relating to the MotivaIimagine app.

Implications of Being an Emerging Growth Company, page 8

6.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company advises the Staff that it has commenced “testing the waters” meetings with potential investors and the Company will supplementally provide the Staff with a copy of the presentation that the Company has used in these meetings with qualified institutional buyers or institutional accredited investors. The Company further advises the Staff that it will supplementally provide the Staff with copies of any additional written communications of the type referenced in the Staff's comment.
We may need additional funds to support our operations…, page 29

7.
Tell us whether the debt under which you are in default could trigger a cross-default provision under any of your other agreements or notes. Also, ensure you update your disclosure regarding forbearance and disclose any impacts a lack of forbearance would have on your ability to execute your planned business operations.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that none of the previous defaults resulted in any cross-default of any provision under any of the Company’s other agreements or notes and that the Company entered into an amendment with Madryn Health Partners, LP on June 15, 2018 that effectively cured the event of default under the Madryn Credit Agreement and superseded any prior agreements, including the forbearance agreements. The Company further advises the Staff that it has filed such amendment as an exhibit to the Registration Statement.
TrueMonobloc, page 78

8.
Revise to clarify whether the “instruments and special devices” associated with your Minimally Invasive Natural Technique and currently in prototype must be fully developed and cleared before sales can commence. Also clarify whether surgeries to implant your product currently involve industry standard incision sizes.

The Company has revised the disclosure on page 84 to clarify that the instruments and special devices for the Motiva MINT procedure are currently being prototyped and tested and will require regulatory approval prior to commercialization. The Company has also revised the disclosure to clarify that the Company believes that its currently marketed TrueMonobloc technology already enables breast augmentation through incision sized smaller that the industry standard incision size.

10-Year Prospective Trial: 3- and 6-year Data, page 82

9.
Tell us whether the participating doctors, who appear to be related to your CEO, received any compensation or any other benefit for their participation in this trial, and, if so, whether Regulation S-K Item 404 requires disclosure of their interest in the trial.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that each patient in the trial received one pair of Motiva Implants free of charge as part of the trial and the plastic surgery center received an additional pair of Motiva Implants for each patient enrolled, as compensation for the study. The Company respectfully advises the Staff that it has revised the disclosure on page 85 accordingly.
Exhibits

10.	Please file complete copies of all exhibits. For example, we note missing exhibits and schedules from exhibits 10.5, 10.6, 10.7, 14, 10.15 and 10.16.
The Company acknowledges the Staff’s comment and has filed complete copies of all exhibits.
* * *
Please direct any questions with respect to the Company’s responses or the June Submission to me at (650) 565-3588 or esatusky@wsgr.com.

Sincerely,

/s/ Elton Satusky

Elton Satusky

Enclosures

cc (w/ enclosures):	Juan Jose Chacon Quiros, Chief Executive Officer, Establishment Labs Holdings Inc.
J. Casey McGlynn, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Mark B. Weeks, Cooley LLP
Frank F. Rahmani, Cooley LLP
John T. McKenna, Cooley LLP